Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2025

Majuro, Marshall Islands, April 24, 2025, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2025.

GasLog Partners Dividend Declarations

On February 12, 2025, the board of directors of GasLog Partners approved and declared:

•	a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series A Preference Units”) of $0.5390625 per preference unit (based on the fixed rate),

•	a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series B Preference Units”) of $0.6530831 per preference unit (based on a floating rate equal to the Term Secured Overnight Financing Rate (“SOFR”) for a three-month tenor published by the Chicago Mercantile Exchange (“CME”) of 4.34872% plus 0.26161% of Credit Adjustment Spread (“CAS”) and spread of 5.839% per annum) and

•	a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series C Preference Units”) of $0.6204581 per preference unit (based on a floating rate equal to the three-month Term SOFR as published by the CME of 4.34872% plus 0.26161% of CAS and spread of 5.317% per annum).

The cash distributions were paid on March 17, 2025 to all unitholders of record as of March 10, 2025.

On March 12, 2025, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $2.18 per common unit to GasLog Ltd. (“GasLog”) that was settled immediately.

Quarterly Financial Results

Amounts in thousands of U.S. dollars	For the three months ended
	March 31, 2024	March 31, 2025
Revenues	$98,094	$80,272
Profit for the period	$49,952	$25,789

Revenues were $80.3 million for the quarter ended March 31, 2025 ($98.1 million for the same period in 2024). The decrease of $17.8 million is mainly attributable to the 2024 and 2025 fixtures at lower rates due to the weak market and the 123 idle days in the quarter ended March 31, 2025 (nil idle days for the quarter ended March 31, 2024).

Profit was $25.8 million for the quarter ended March 31, 2025 ($50.0 million for the same period in 2024). The decrease in profit of $24.2 million is mainly attributable to a) a decrease of $17.8 million in revenues, as discussed above, b) an increase of $3.2 million in voyage expenses and commissions mainly attributable to an increase in bunkers consumption due to the decreased utilization of our spot fleet and c) an increase of $2.7 million in depreciation, mainly attributable to the increase in depreciation of the right-of-use assets as a result of the GasLog Santiago sale and leaseback completed on August 27, 2024.

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2024	March 31, 2025
Assets
Non-current assets
Other non-current assets	1,482	1,433
Tangible fixed assets	1,276,472	1,265,916
Right-of-use assets	129,890	115,124
Total non-current assets	1,407,844	1,382,473
Current assets
Trade and other receivables	13,383	8,828
Inventories	2,725	9,828
Due from related parties	10,408	5,279
Prepayments and other current assets	3,986	3,370
Cash and cash equivalents	7,771	7,227
Total current assets	38,273	34,532
Total assets	1,446,117	1,417,005
Partners’ equity and liabilities
Partners’ equity
Common unitholders and general partner	1,016,574	998,103
Preference unitholders	280,129	280,107
Total partners’ equity	1,296,703	1,278,210
Current liabilities
Trade accounts payable	7,733	5,450
Other payables and accruals	33,784	36,597
Lease liabilities—current portion	42,741	41,510
Total current liabilities	84,258	83,557
Non-current liabilities
Lease liabilities—non-current portion	64,852	54,957
Other non-current liabilities	304	281
Total non-current liabilities	65,156	55,238
Total partners’ equity and liabilities	1,446,117	1,417,005

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2024	March 31, 2025
Revenues	98,094	80,272
Voyage expenses and commissions	(1,857)	(5,146)
Vessel operating costs	(15,788)	(16,180)
Depreciation	(25,170)	(27,920)
General and administrative expenses	(4,390)	(3,801)
Profit from operations	50,889	27,225
Financial costs	(1,014)	(1,453)
Financial income	77	17
Total other expenses, net	(937)	(1,436)
Profit for the period	49,952	25,789